Mail Stop 3720

January 31, 2007

Mr. John P. Crowley
Executive Vice President
  and Chief Financial Officer
Fairpoint Communications, Inc.
521 East Morehead Street
Suite 250
Charlotte, NC 28202

> **RE: Fairpoint Communications, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 333-56365**

Dear Mr. Crowley:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director